UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 29, 2021 titled “Arcos Dorados Holdings Inc. Announces the Filing of its Annual Report on Form 20-F for Fiscal Year 2020”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 29, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2020

Montevideo, Uruguay, April 29, 2021 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) hereby announces that on April 29, 2021, Arcos Dorados filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2020 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.arcosdorados.com/ir. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge, by requesting a copy from:

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 03/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the investors section of its website: www.arcosdorados.com/ir.